Cybin to Announce Second Quarter Financial Results and Provide Business Update on November 13, 2025

- Company to host conference call and webcast at 8:00 a.m. ET on Thursday, November 13, 2025 -

TORONTO, CANADA – November 6, 2025 – Cybin Inc. (NYSE American:CYBN) (Cboe CA:CYBN) (”Cybin” or the “Company”), a breakthrough Phase 3 clinical stage neuropsychiatry company committed to revolutionizing mental healthcare through proprietary drug discovery platforms and innovative delivery systems, today announced that it will host a conference call and webcast at 8:00 a.m. ET on Thursday, November 13, 2025, to provide a business update and report financial results for its second quarter ended September 30, 2025.

CONFERENCE CALL DETAILS:
Dial-in: 800-245-3047 (U.S. toll free) or 203-518-9765 (International)
Conference ID: CYBN1113
Webcast: Register for the webcast here

The archived webcast will also be available on the Company’s investor relations website on the Events & Presentations page.

About Cybin

Cybin is a breakthrough Phase 3 clinical-stage neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options to address the large unmet need for people who suffer from mental health conditions.

With promising class leading data, Cybin is working to change the mental health treatment landscape through the introduction of novel drugs that provide effective and durable results for patients. The Company is currently developing CYB003, a proprietary deuterated psilocin analog, in Phase 3 studies for the adjunctive treatment of major depressive disorder that has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration and CYB004, a proprietary deuterated N, N-dimethyltryptamine molecule in a Phase 2 study for generalized anxiety disorder. The Company also has a research pipeline of investigational, 5-HT-receptor focused compounds.

Founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, and Ireland.

Investor Contact:
Josh Barer
astr partners
Managing Director
(908) 578-6478
josh.barer@astrpartners.com

George Tziras
Chief Business Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com